UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Allegiant Travel Company
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    01748X102
                                 (CUSIP Number)

                         ComVest Allegiant Holdings, LLC
                      One North Clematis Street, Suite 300
                         West Palm Beach, Florida 33401
                                 (561) 868-6074
            ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                December 8, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       COMVEST ALLEGIANT HOLDINGS, LLC ( 75-3189494 )

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                              7          SOLE VOTING POWER
                                         3,571,429
                              --------------------------------------------------
NUMBER OF                     8          SHARED VOTING POWER
SHARES                                   0
BENEFICIALLY                  --------------------------------------------------
OWNED BY  EACH                9          SOLE  DISPOSITIVE POWER
REPORTING                                3,571,429
PERSON                        --------------------------------------------------
WITH                          10         SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,571,429
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       COMVEST II PARTNERS, LLC (01-6228703)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                              7          SOLE VOTING POWER
                                         0
                              --------------------------------------------------
NUMBER OF                     8          SHARED VOTING POWER
SHARES                                   3,571,429
BENEFICIALLY                  --------------------------------------------------
OWNED BY  EACH                9          SOLE  DISPOSITIVE POWER
REPORTING                                0
PERSON                        --------------------------------------------------
WITH                          10         SHARED DISPOSITIVE POWER
                                         3,571,429
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,571,429
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       COMVEST GROUP HOLDINGS, LLC (01-622406)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                              7          SOLE VOTING POWER
                                         0
                              --------------------------------------------------
NUMBER OF                     8          SHARED VOTING POWER
SHARES                                   3,571,429
BENEFICIALLY                  --------------------------------------------------
OWNED BY  EACH                9          SOLE  DISPOSITIVE POWER
REPORTING                                0
PERSON                        --------------------------------------------------
WITH                          10         SHARED DISPOSITIVE POWER
                                         3,571,429
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,571,429
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       MICHAEL S. FALK

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                              7          SOLE VOTING POWER
                                         0
                              --------------------------------------------------
NUMBER OF                     8          SHARED VOTING POWER
SHARES                                   3,571,429
BENEFICIALLY                  --------------------------------------------------
OWNED BY  EACH                9          SOLE  DISPOSITIVE POWER
REPORTING                                0
PERSON                        --------------------------------------------------
WITH                          10         SHARED DISPOSITIVE POWER
                                         3,571,429
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,571,429
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       ROBERT L. PRIDDY

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                              7          SOLE VOTING POWER
                                         0
                              --------------------------------------------------
NUMBER OF                     8          SHARED VOTING POWER
SHARES                                   3,571,429
BENEFICIALLY                  --------------------------------------------------
OWNED BY  EACH                9          SOLE  DISPOSITIVE POWER
REPORTING                                0
PERSON                        --------------------------------------------------
WITH                          10         SHARED DISPOSITIVE POWER
                                         3,571,429
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,571,429
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

         ITEM 1.       SECURITY AND ISSUER

         This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share of Allegiant Travel Co., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3301 North Buffalo Drive, Suite B-9, Las Vegas, Nevada, 89129.

         ITEM 2.       IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by ComVest Allegiant Holdings, LLC, ("ComVest Allegiant"), ComVest II Partners LLC ("ComVest II Partners"), ComVest Group Holdings, LLC ("CGH"), Michael Falk ("Falk"), and Robert Priddy ("Priddy") (each a "Reporting Person" and collectively, the "Reporting Persons").

         The business address for ComVest Allegiant, ComVest II Partners, CGH, Falk and Priddy is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

         ComVest Allegiant is a Delaware limited liability company that was formed for the purpose of investing in the Allegiant Travel Company, LLC.

         ComVest II Partners is a Delaware limited liability company and is the managing member of ComVest Allegiant. CGH is a Delaware limited liability company and the managing member of ComVest II Partners.

         Falk is an individual, a U. S. citizen, and is the Chairman and principal member of CGH and the principal member of ComVest II Partners. Priddy is an individual, a U. S. citizen, and is a member of ComVest II Partners and CGH. Falk and Priddy are members of the Investment Committee for ComVest II Partners, and are principal members of ComVest II Partners.

         During the last five years, no Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Falk and Priddy were members of the Board of Allegiant LLC since May 2005, and became members of the Board of the Issuer on December 13, 2006.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 13, 2006, immediately prior to the consummation of the Issuer's initial public offering ("IPO"), Allegiant Travel Company, LLC ("Allegiant LLC") merged into the Issuer (the "Merger"), pursuant to the Agreement and Plan of Merger, effective as of December 13, 2006 (the "Merger Agreement"), between Allegiant LLC and the Issuer. Prior to the Merger, ComVest Allegiant owned 6,250,000 shares of preferred stock of Allegiant LLC. In connection with the Merger ComVest Allegiant exchanged all of its shares of preferred stock in Allegiant LLC for 4,750,000 shares common stock ("Common Stock") of the Issuer. The Merger resulted in the Issuer succeeding to the business, assets and liabilities of Allegiant LLC. The Merger Agreement is incorporated herein by reference.

         As more fully described in Item 6 hereof, on December 13, 2006 ComVest Allegiant then sold 1,178,571 of its shares of the Investor to PAR Investment Partners, L.P. ("PAR"), pursuant to that Stock Purchase Agreement, dated as of November 20, 2006, by and among certain stockholders of Allegiant LLC, PAR, Allegiant LLC, and the Issuer (the "PAR Stock Purchase Agreement"). As a result of this stock purchase transaction, ComVest Allegiant directly beneficially owns 3,571,429 shares of Common Stock.

         ComVest II Partners, as the managing member of ComVest Allegiant, and CGH, the managing member of ComVest II Partners, may be deemed to have indirect beneficial ownership of the shares owned by ComVest Allegiant.

         Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners and, as such, control the purchase and sale of investments by ComVest Allegiant, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest Allegiant. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

         No Reporting Person has contributed any additional funds or other consideration towards the acquisition of the Common Stock, except insofar as they may own membership or other interests in, certain of the Reporting Persons and have made capital contributions to such Reporting Persons, as the case may be.

         ITEM 4.    PURPOSE OF TRANSACTION

         ComVest Allegiant acquired the Common Stock in connection with the IPO for investment purposes and not with the view to sell in connection with any distribution thereof. Except in the ordinary course of business or as set forth below, the Reporting Persons have no present intention or plans or proposals, which relate to or could result in any of the matters referred to in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

         Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

         ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on information provided to the Reporting Persons by the Issuer, there were 19,795,933 shares of Common Stock outstanding as of the close of business on December 13, 2006.

         As of December 13, 2006, ComVest Allegiant directly beneficially owns 3,571,429 shares of Common Stock of the Issuer, representing in the aggregate approximately 18.0% of the outstanding shares of Common Stock.

         ComVest II Partners, as the managing member of ComVest Allegiant, and CGH, as the managing member of ComVest II Partners, may also be deemed indirect beneficial owners of the shares of Common Stock held by ComVest Allegiant.

         Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners, and, as such, control the purchase and sale of investments by ComVest Allegiant, may be deemed to have indirect beneficial ownership of the Common Stock owned by ComVest Allegiant. However, Falk and Priddy disclaim any indirect beneficial ownership of such Common Stock.

         (b) ComVest II Partners, as the managing member of ComVest Allegiant, and CGH, as the managing member of ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares of Common Stock held by ComVest Allegiant.

         Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners, the managing member of ComVest Allegiant, which wholly-owns ComVest Allegiant, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares owned by ComVest Allegiant.

         (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

SECURITIES PURCHASE AGREEMENT

         ComVest Allegiant initially acquired an interest in Allegiant LLC pursuant to a Securities Purchase Agreement, dated April 4, 2005 and effective as of May 4, 2006 (the "Securities Purchase Agreement"), by and among Allegiant LLC, ComVest Allegiant and other parties. ComVest Allegiant purchased 6,250,000 shares of preferred stock of Allegiant LLC for $25,000,000. The Securities Purchase Agreement is attached hereto as Exhibit 1 and incorporated by reference to the first Amendment to the Issuer's Form S-1 filed with the Securities Exchange Commission on July 6, 2006.

MERGER AGREEMENT

         Effective as of December 13, 2006, Allegiant LLC and the Issuer effectuated the Merger pursuant to the Merger Agreement, pursuant to which ComVest Allegiant has agreed to exchange all of its preferred interests in Allegiant LLC in exchange for 4,750,000 shares of Common Stock in the Issuer. The Merger Agreement is attached hereto as Exhibit 2 and incorporated by reference to the first Amendment to the Issuer's Form S-1 filed with the Securities Exchange Commission on July 6, 2006.

STOCK PURCHASE AGREEMENT

         Simultaneously with the closing of the IPO, pursuant to the PAR Stock Purchase Agreement, PAR purchased 1,178,571 shares of Common Stock from ComVest Allegiant and additional shares from other holders, for $17.19 per share, which is equal to 95.5% of the public offering price of the shares in the IPO. This sale reduced ComVest Allegiant's ownership to 3,571,429. In connection with the PAR Stock Purchase Agreement, the Issuer and the selling stockholders (including ComVest Allegiant) entered into an agency agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), one of the underwriters of this offering (the "Agency Agreement"), pursuant to which Merrill Lynch will receive a fee for arranging the stock purchase by PAR. Under the agency agreement, the Issuer has agreed to indemnify Merrill Lynch and the selling stockholders against certain liabilities, including liabilities under the Securities Act.

         In connection with the Agency Agreement, ComVest Allegiant agreed, subject to limited expectations, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock held prior to the IPO for a period of 180 days from the date of the PAR Stock Purchase Agreement, without the prior written consent of Merrill Lynch.

         In connection with PAR Stock Purchase Agreement, the Issuer entered into an investors agreement with certain existing stockholders of the Issuer (including ComVest Allegiant) and PAR, pursuant to which the holders of up to 7,612,600 shares of Common Stock will be entitled to registration rights pursuant to the investors agreement with respect to their shares. The investors agreement provides, among other things, that holders of 25% of the securities with registration rights can require the Issuer, subject to certain limitations, to register for resale all or a portion of their shares of Common Stock six months after this offering. Additionally, these stockholders may also require the Issuer, subject to certain limitations, to include their shares in future registration statements the Issuer files.


         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement, dated as of December 18, 2006, by and among ComVest ComVest Allegiant Holdings, LLC, ComVest Investment Partners II LLC, ComVest II Partners LLC, ComVest Group Holdings, LLC, Michael Falk, and Robert Priddy.

         Exhibit 2         Securities Purchase Agreement by and among
                           Allegiant Travel Company, LLC , ComVest Allegiant Holdings, LLC and other parties, dated April 4, 2005. (incorporated by reference to Exhibit 10.1 to the first Amendment to the Issuer's Form S-1 filed with the Securities Exchange Commission on July 6, 2006)

         Exhibit 3 Agreement and Plan of Merger between ComVest Allegiant Holdings, LLC and the Allegiant Travel Co., dated December 13, 2006. (incorporated by reference to Exhibit 10.4 to the first Amendment to the Issuer's Form S-1 filed with the Securities Exchange Commission on July 6, 2006)

         Exhibit 4 Stock Purchase Agreement by and among the stockholders of Allegiant Travel Company, LLC, PAR Investment Partners, Allegiant Travel Company, LLC, and the Allegiant Travel Co., dated November 20, 2006. (incorporated by reference to Exhibit 10.21 to the third Amendment to the Issuer's Form S-1 filed with the Securities Exchange Commission on November 20, 2006)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 18, 2006                ComVest Allegiant Holdings, LLC

                                                By: ComVest II Partners LLC, its
                                                    managing member


                                                By: /s/ Michael S. Falk
                                                    ----------------------------
                                                Name:   Michael S. Falk
                                                Title:  Managing Member


Dated:  December 18, 2006               ComVest II Partners, LLC


                                        By: /s/ Michael S. Falk
                                            ------------------------------------
                                        Name:   Michael S. Falk
                                        Title:  Managing Member


Dated:  December 18, 2006               ComVest Group Holdings, LLC


                                        By: /s/ Michael S. Falk
                                        ----------------------------------------
                                        Name:   Michael S. Falk
                                        Title:  Chairman and Managing Member


Dated:  December 18, 2006               /s/ Michael S. Falk
                                        ----------------------------------------
                                        Michael S. Falk, individually


Dated:  December 18, 2006               /s/ Robert L. Priddy
                                        ----------------------------------------
                                        Robert L. Priddy, individually

                                                                       Exhibit 1


                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value per share, of Allegiant Travel Company, a Nevada corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.


Dated: December 18, 2006                ComVest Allegiant Holdings, LLC

                                                By: ComVest II Partners LLC, its
                                                    managing member


                                                By: /s/ Michael S. Falk
                                                    ----------------------------
                                                Name:   Michael S. Falk
                                                Title:  Managing Member


Dated:  December 18, 2006               ComVest II Partners, LLC


                                        By: /s/ Michael S. Falk
                                            ------------------------------------
                                        Name:   Michael S. Falk
                                        Title:  Managing Member


Dated:  December 18, 2006               ComVest Group Holdings, LLC


                                        By: /s/ Michael S. Falk
                                        ----------------------------------------
                                        Name:   Michael S. Falk
                                        Title:  Chairman and Managing Member


Dated:  December 18, 2006               /s/ Michael S. Falk
                                        ----------------------------------------
                                        Michael S. Falk, individually


Dated:  December 18, 2006               /s/ Robert L. Priddy
                                        ----------------------------------------
                                        Robert L. Priddy, individually